Exhibit 2.1A
AMENDMENT

This AMENDMENT is made as of this 25th day of October, 2010, by and between FMC TECHNOLOGIES, INC., a corporation organized under the laws of the State of Delaware of the United States of America with its corporate offices at 1803 Gears Road, Houston, TX, 77067, USA, (“FMC” or “Parent”), and John Bean Technologies Corporation, a corporation organized under the laws of Delaware of the United States of America with its corporate offices at 200 E. Randolph Street, Chicago, IL, (“JBT” or “Spinco”).

WHEREAS, FMC and JBT executed an agreement dated July 31, 2008 (the “Agreement”) providing for, among other things the separation of certain existing businesses into two independent companies pursuant to the terms and conditions as set forth in the Agreement; and

WHEREAS, paragraph 9.5 of the Agreement states that the Agreement may be amended only in writing executed by both parties;

WHEREAS, JBT has provided FMC with the opinion of JBT’s outside counsel in a memorandum dated June 4, 2009, relating to the assignment of certain government contracts originally executed by FMC to JBT (the “Arnold Porter Memorandum”), a copy of which is attached as Exhibit A to this Amendment;

WHEREAS, FMC and JBT have executed certain additional documents related to contract assignment, insurance assumption, and other matters associated with the transactions contemplated by the Agreement is in the best interests of both parties;

WHEREAS, FMC and JBT have determined that the Agreement should be amended to provide for certain additional undertakings and clarifications;

NOW THEREFORE, FMC and JBT have mutually agreed to take the following actions and to amend the Agreement as set forth below:

1.
By FMC’s payment to JBT in the amount of $719,576.00 on June 12, 2009 (the “June Payment”), and except as specifically provided herein and in the Agreement, FMC and JBT have resolved the financial issues each has notified the other of as of the date hereof.  The financial issues resolved between the parties include, but are not limited to, the following: the true up to the Final Dividend Amount pertaining to the Brazilian pension plan under Section 2.7(c)(ii) of the Agreement; a claim relating to foreign exchange related charges arising from cash collections in Venezuela; the Bumblebee withholding tax claim; and warranty claims associated with the Fire Apparatus Business.  The parties agree to meet as needed to resolve any financial issues that may arise in the future.

2.
FMC and JBT have agreed to extend certain transition service agreements related to non-US operations as provided for in the Agreement and the annexes related to those agreements for those non-US operations.

3.
FMC and JBT executed the U.S. Government Contract Novation Agreement, the Legal Opinions of internal counsel related to such Novation Agreement, and the Amendment to the Transition Services Agreement attached as Exhibit B and Exhibit C to this Amendment.  JBT represents and warrants that FMC, by execution of these documents, will not assume any ongoing or future responsibility as a government contractor and will not be subject to any regulatory or other requirements arising under, related to, or that may arise related to such contracts with the U.S. Government including, but not limited to, any reporting or compliance obligations that may arise under or relate to Federal Acquisition Regulations.  JBT has provided FMC with the Arnold and Porter Memorandum confirming this understanding and supporting this representation and warranty and, therefore, acknowledges that FMC executed these documents based on this representation and warranty.  Furthermore, JBT will defend, indemnify and hold harmless FMC from any and all costs, fees, claims, charges, fines, penalties and any other liability or expense whatsoever related to, associated with or arising from these agreements, the subject matter of these agreements, or the business operations related thereto.

4.
FMC and JBT executed the Insurance Assumption Agreement attached as Exhibit D to this Amendment and JBT agrees to reimburse FMC for any and all claims paid and costs incurred by or charged to FMC for JBT-related insurance matters arising prior to the execution of the Insurance Assumption Agreement, and FMC agrees to reimburse JBT for any and all claims paid and costs incurred by or charged to JBT for any FMC-related insurance matters arising prior to the execution of the Insurance Assumption Agreement.  Both parties agree that any such reimbursement claims arising under this paragraph, together with any other amounts that they assert as being owed by the other party are included on Schedule 1 to this Amendment and are to be settled by payment within ten (10) days of the execution of this Amendment.  FMC and JBT have agreed to settle a disagreement  regarding their respective obligations to satisfy a claim made by Travelers Insurance against FTI for payment of certain outstanding administrative fees (the “TPA Fee”), as well as each party’s respective obligations under an insurance adjustment (the “AIG Retro”).  The settlements related to the TPA Fee and the AIG Retro are reflected on Schedule 1 hereto which represents the collective payment obligations of the parties to one another under the Agreement as amended by this Amendment.

5.
FMC and JBT executed the Assignment of Deed of Trust and Other Loan Documents related to Riverside, California attached as Exhibit E to this Amendment, and JBT agreed to defend, indemnify and hold harmless FMC from any and all costs, fees, claims, charges, fines, penalties and any other liability or expense whatsoever related to, associated with, or arising from that agreement, the subject matter of that agreement, or the business operations conducted at the facility that is the subject of that agreement.

6.	FMC and JBT agree to execute the Quitclaim Deed related to the Jetway Systems facility located in Weber County Utah attached as Exhibit F to this Amendment.

7.
FMC agrees that it will provide its written consent to a direct Assignment of Open-End Mortgage and Other Loan Documents (Franklin County) related to a facility leased to Q3 Stamped Metal, Inc. from FMC Corp to JBT in a form acceptable to FMC if JBT makes a written request and provides reasonable documentation of its need for the same to establish or support its title to such mortgage.

8.
JBT represents and warrants that it has fully complied with Section 5.3 of the Agreement, that it has not expanded, extended or increased the amount of, and covenants that it will not extend, expand, or increase the amount of, any Guarantee or enter into any new Guarantee except to the extent that any of the obligations disclosed in Schedule 5.3(1) to this Amendment are inconsistent with the foregoing.  JBT will defend, indemnify and hold harmless FMC from any and all costs, claims, charges and any other liability whatsoever related to, associated with, or arising from these Guarantees.  Furthermore, FMC and JBT agree that Section 5.3 of the Agreement is hereby amended to provide for an additional subsection as follows:

“(d) Notwithstanding the foregoing, Schedule 5.3(1) to this Agreement contains an accurate and complete lisiting of all outstanding contracts and guaranty obligations of Parent relating to the Spinco Business that have not been assigned to Spinco or for which Parent has any continuing obligation whatsoever.  This listing includes, but is not limited to, contracts, supply agreements, purchase orders, parent company guaranties, performance bonds, financial bonds, and letters of credit.   Spinco will update this schedule within thirty (30) days following the end of each of Spinco’s fiscal reporting quarters until such time as any and all such continuing obligations of Parent have been released or satisfied in full.”

9.
Except to the extent listed on Schedule 1 to this Amendment or as may be payable pursuant to the terms of the Tax Sharing Agreement, on the date of the execution of this Amendment, neither Party has knowledge of any other outstanding claim for reimbursement of costs, expenses or other liabilities for which it seeks indemnification or reimbursement from the other party pursuant to the terms of the Agreement or this Amendment.

10.	Schedule 1.1(d)(2) of the Agreement is hereby amended to include the following under the subsection “Discontinued and Closed Businesses -- Spinco Liabilities”:

“23.           Fire Trucks and other products or businesses manufactured, operated or sold through the Fire Apparatus Business of the Parent and its Subsidiaries and Affiliates (including related spare parts and service) but not including any Liabilities arising from operations at a shared location that cannot be directly and solely attributed to the operation of the Fire Apparatus Business.”

Furthermore, FMC represents that FMC Corporation has not sought indemnification from or reimbursement for any environmental liabilities from FMC with respect to any of the operations of the Fire Apparatus business as of the date of this Amendment and has no knowledge of any basis upon which any claim for such indemnification or reimbursement could be sought.

11.
Except with respect to notices received from the US Air Force with respect to certain military contracts of which FTI has previously been advised, JBT represents, warrants and covenants that it has fully complied with, has received no notice of any breach, non-compliance or any form of claim related to, and will continue to to fully comply with all material terms of any contract to be assigned to JBT under the Agreement but for which an assignment to JBT and full release of any FMC obligation has not been obtained.

12.
The provisions of this Amendment are intended to supplement and clarify the Agreement, and as such are in addition to any obligation or right arising under the Agreement that is not hereby amended or clarified.  All other terms and conditions of the Agreement shall remain in full force and effect and FMC and the JBT ratify and reaffirm their intent to be mutally bound by the Agreement, as amended hereby. Within fifteen (15) business days after the date on which this Amendment is executed by both parties, FMC will execute and deliver to JBT the Quitclaim Deed.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

FOR FMC TECHNOLOGIES, INC.:

By:	/s/ Jeffrey W. Carr
Name:	Jeffrey W. Carr
Title:	Senior Vice President, General Counsel and Secretary

FOR JOHN BEAN TECHNOLOGIES CORPORATION:

By:	/s/ Kenneth C. Dunn
Name:	Kenneth C. Dunn
Title:	Vice President and General Counsel